

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Jia Liu
Chief Financial Officer
Recon Technology, Ltd
Room 1902, Building C, King Long International Mansion
No. 9 Fulin Road, Beijing, 100107
People's Republic of China

> **Re: Recon Technology, Ltd**
> **Registration Statement on Form F-3**
> **Filed February 10, 2021**
> **File No. 333-252968**

Dear Ms. Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Tony Basch